September 27, 2022

Mr. John Stickel

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cartesian Growth Corporation

Amendment No. 5 to

Registration Statement on Form S-4

Filed September 2, 2022

File No. 333-262644

Dear Mr. Stickel:

On behalf of our client, Cartesian Growth Corporation, a Cayman Islands exempted company (the “Company” or “Cartesian”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated September 22, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-4 of the Company (File No. 333-262644) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 6, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment 5 to Form S-4

Summary Historical Consolidated Financial Information of TWMH, page 55

1.

Please remove reference to “Combined” in your separate disclosures of Selected Historical Consolidated Financial Information for each TWMH, TIG and Alvarium since you use this term to describe the total of these three entities, including Cartesian in your Pro Forma measures.

The Company acknowledges the Staff’s comment and has removed references to “Combined” in the separate disclosures of Selected Historical Consolidated Financial

Cartesian Growth Corporation

September 27, 2022

Information for TWMH and Alvarium. Please see pages 55 and 58 of the Amended Registration Statement. The Company has retained reference to “combined and consolidated financial statements” with respect to TIG. As described under the heading “Principles of Combination and Consolidation” on page 383 of the Amended Registration Statement, the financial statements of the TIG Entities are presented on a combined and consolidated basis.

2.

Please add footnote (f) to Equity settled share based payment P&L (a) which includes the Holbein earn-in equity consideration in your reconciliation of GAAP net income to non- GAAP Adjusted Net Income and adjust related disclosure on page 271 in your Pro Forma Combined Adjusted Net Income reconciliation.

The Company acknowledges the Staff’s comment and has added footnote (g) to Equity settled share based payments and has adjusted the related disclosure. Please see pages 271 and 272 of the Amended Registration Statement. Conforming changes were made on pages 357 and 358.

3.

Please tell us and or revise your disclosures accordingly to explain how Change in fair value of (gains)/losses on investments of ($199) million for the six months ending June 30, 2022 which you disclose relates primarily to the interest rate swap reconciles to the Change in fair value of interest rate swap of ($229.7) million disclosed on page F-73.

The Company acknowledges the Staff’s comment and has amended the description of the related non-GAAP adjustment on pages 56 and 57 of the Amended Registration Statement to clarify the values that make up the ($199) thousand Change in fair value of (gains)/losses on investments. Specifically, the Change in fair value of (gains)/losses on investments also includes $30.3 thousand in net unrealized gains on investments. The $30.3 thousand is included with realized gains and losses on investments in Other investment (loss) gain, net line on the June 30, 2022 Consolidated Statement of Income.

Unaudited Pro Forma Condensed Combined Financial Information, page 241

4.

We note your response to prior comment 15 as well as your disclosure and definition on page 9 that “Transaction Expenses” represent expenses incurred by a party or on its behalf in connection with or related to the authorization, preparation, review, negotiation, execution and performance of the Business Combination Agreement and the other Transaction Documents and consummation of the Transactions. Please address the following:

Cartesian Growth Corporation

September 27, 2022

•

Tell us how you considered the guidance in ASC 805-10-25-20, ASC 805-10-25- 21(c), ASC 805-10-55-18 and SAB Topic 1B in your determination to account for the $19.7 million reimbursement of transaction costs incurred by the Target Companies as part of the Business Combination with an increase to retained earnings, thus eliminating transaction costs incurred in connection with the Business Combination. Tell us your basis in determining these costs are part of consideration transferred and the assets acquired and liabilities assumed in the exchange for the Target Companies, considering also that the equity accounts of the Target Companies are not carried forward in the application of the acquisition method. Accordingly, as appropriate, revise your Pro Forma presentation to present the agreement to reimburse the Target Companies for transaction costs as a separate transaction with adjustments to goodwill and retained earnings. Refer also to Article 11-02(b)(4).

•

Tell us your basis for not reflecting the cost of the agreement to the accounting acquirer for the reimbursement of the Target Companies transaction costs as an expense in the Pro Forma Condensed Combined Statement of Operations.

•	Present the cash disbursement of $59.5 million for transaction costs which is not part of the Business Combination separate from the Business Combination. Refer to Article 11-02(b)(4).

The Company has revised the amount of the increase to retained earnings on page 263 of the Amended Registration Statement to be $16.4 million. The $16.4 million eliminates $14.7 million of seller transaction costs to be incurred by the Target Companies subsequent to June 30, 2022 and $1.7 million of seller transaction costs to be incurred subsequent to June 30, 2022 by TWMH on behalf of Alvarium Tiedeman Holdings, Inc.

The $16.4 million of transaction costs are payable by the Target Companies and will be reimbursed by Cartesian. The cash reimbursed to the Target Companies is used to fund the Target Companies’ balance sheets and does not benefit the sellers. In accordance with ASC 805-10-55-18, the Company determined that the amount of the transaction costs incurred by the Target Companies and the subsequent cash reimbursement are not a part of the Business Combination. These amounts are not included in consideration transferred.

Following the guidance in Regulation S-X, Article 11-02(b)(4), the Company has revised the Pro Forma Balance Sheet on pages 247 and 248 of the Amended Registration Statement to present the reimbursement of the Target Companies’ transaction costs separately from the Business Combination. The cash to the Target Companies’ balance sheets is an additional investment in subsidiaries which is eliminated in consolidation. As such, the reimbursement is not treated as an expense by Cartesian.

Cartesian Growth Corporation

September 27, 2022

5.

We note your Pro Forma transaction expense adjustments. Please add a table to the Pro Forma Condensed Combined financial statements that reconciles transaction expense recognized and or amounts disclosed in the footnotes to total transaction costs of $59.5 million and clarify how and in what period these costs are reflected in the historical financial statements of each entity, how reflected in the Pro Forma adjustments, and for the benefit of which entity these costs were incurred, including:

•

How you determined the transaction costs should recognized as either expense, consideration transferred or a reduction of equity based on the guidance in ASC 805- 10-25-23, SAB Topic 5A, ASC 340-10-S99-2.

The Company has revised the Amended Registration Statement to include the following table in Note 3 to the Pro Forma Balance Sheet as of June 30, 2022 on pages 259 and 260 of the Amended Registration Statement. The table below itemizes the transaction costs by entity and accounting period. The accounting treatment and applicable guidance also are itemized. Both buyer and seller transaction costs incurred in the historical periods are expensed in the respective entity’s historical periods. Consistent with pro forma rules in Regulation S-X, Article 11, both buyer and seller transaction costs to be incurred subsequent to June 30, 2022 are reflected as if they were incurred as of January 1, 2021 for the respective entities.

$ in millions

Transaction Costs by Entity	Costs incurred for the year ended December 31, 2021 (1)	Costs incurred for the six months ended June 30, 2022 (1)	Subtotal	Costs to be incurred subsequent to June 30, 2022	Total	Accounting Treatment
TWMH	$4.6	$2.0	$6.6	$8.0	$14.6	Seller transaction costs in accordance with ASC 805-10-25-21(3)
TIG Entities	2.0	1.5	3.5	1.7	5.2	Seller transaction costs in accordance with ASC 805-10-25-21(3)
Alvarium	8.9	3.8	12.7	5.0	17.7	Seller transaction costs in accordance with ASC 805-10-25-21(3)

Target Company transaction costs	15.5	7.3	22.8	14.7	37.5
Cartesian	1.8	0.5	2.3	2.5	4.8	Buyer transaction costs in accordance with ASC 805-10-25-23

Total transaction costs related to Business Combination	17.3	7.8	25.1	17.2	42.3
Alvarium Tiedemann Holdings, Inc. (2)	1.3	2.1	3.4	1.7	5.1	Seller transaction costs in accordance with ASC 805-10-25-21(3)
Settlement of Deferred Underwriting Fee in connection with Cartesian IPO	12.1	—	12.1	—	12.1	Buyer transaction costs in accordance with ASC 805-10-25-23

Total transaction costs	$30.7	$9.9	$40.6	$18.9	$59.5

(1)	Costs incurred have been included in the historical financial statements of the respective entities for the respective periods in accordance with SAB Topic lB.
(2)

Costs attributable to Alvarium Tiedemann Holdings, Inc. are related to personnel costs to support the requirements of operating as a publicly traded company. These are recurring costs directly attributable to the

(3)

Seller transaction costs are reimbursed by Cartesian to TWMH, TIG and Alvarium through a cash transfer to the Target Companies that does not benefit the sellers. As such, these costs do not represent consideration transferred to the selling shareholders.

Cartesian Growth Corporation

September 27, 2022

•

How the $22.3 million of incremental transactions costs that are expected to be incurred in connection with the Business Combination as disclosed in footnote (c) on page 259 reconciles to the $17.1 million adjustment (b) in the December 31, 2021 Pro Forma Condensed Combined Statement of Operations on page 250;

The Company has revised the incremental transaction costs that are expected to be incurred in connection with the Business Combination as disclosed in footnote (c) on page 259 of the Amended Registration Statement to be $18.9 million. The Company has revised adjustment (b) in the December 31, 2021 Pro Forma Condensed Combined Statement of Operations on page 265 of the Amended Registration Statement to be $17.2 million. The difference between the $18.9 million of incremental transaction costs expected to be incurred as disclosed in footnote (c) and the $17.2 million reflected in adjustment (b) is $1.7 million of seller transaction costs associated with Alvarium Tiedemann Holdings, Inc. The $1.7 million of costs are recurring personnel costs to meet the requirements of operating as a publicly traded company.

•

How the $19.7 million increase to retained earnings to eliminate the Target Companies transaction costs incurred in connection with the Business Combination on page 248 reconciles to the $22.8 million incurred by the Target Companies through June 30, 2022 in footnote (c) on page 259;

The Company has revised the increase to retained earnings to be $16.4 million to eliminate the Target Companies transaction costs as set forth on page 248 of the Amended Registration Statement. This amount is equal to $14.7 million of Target Companies transaction costs to be incurred subsequent to June 30, 2022 plus $1.7 million of Alvarium Tiedemann Holdings, Inc. transaction costs also to be incurred subsequent to June 30, 2022.

•

How total transaction costs of $59.5 million, excluding $12.1 million of deferred underwriting commissions, reconciles to the $7.7 million and $34.5 million of transaction costs adjustments in your determination of Pro Forma Combined Adjusted Net Income on pages 271 and 272 and the amounts disclosed in footnote(c) on page 259 as noted above; and

See pages 271 and 273 of the Amended Registration Statement. Total transaction costs of $59.5 million less $12.1 million of deferred underwriting commissions ($47.4 million) is composed of the following:

•

$17.3 million of total transaction costs related to the Business Combination incurred for the year ended December 31, 2021. These costs are a combination of costs incurred by the Target Companies and Cartesian.

Cartesian Growth Corporation

September 27, 2022

•

$7.8 million of total transaction costs related to the Business Combination incurred for the six months ended June 30, 2022. These costs are a combination of costs incurred by the Target Companies and Cartesian. (The actual amount of $7.719 million on page 271 of the Amended Registration Statement is rounded to $7.8 million in the table herein.)

•

$17.2 million of total transaction costs related to the Business Combination to be incurred subsequent to June 30, 2022. Consistent with pro forma rules in Regulation S-X, Article 11, this amount is reflected as if it were incurred as of January 1, 2021. This treatment results in an adjustment of $34.5 million in the calculation of Pro Forma Combined Adjusted Net Income. The adjustment equals amounts incurred during 2021 plus amounts to be incurred subsequent to June 30, 2022 (i.e., $17.3 million of 2021 costs plus $17.2 million of future costs).

•

$1.3 million of transaction costs incurred by Alvarium Tiedemann Holdings, Inc. for the year ended December 31, 2021. These costs are related to recurring personnel costs. As these costs are recurring, they are not included as an adjustment in the calculation of Pro Forma Combined Adjusted Net Income.

•

$2.1 million of transaction costs incurred by Alvarium Tiedemann Holdings, Inc. for the six months ended June 30, 2022. These costs are related to recurring personnel costs. As these costs are recurring, they are not included as an adjustment in the calculation of Pro Forma Combined Adjusted Net Income.

•

$1.7 million of transaction costs to be incurred by Alvarium Tiedemann Holdings, Inc. subsequent to June 30, 2022. Consistent with pro forma rules in Regulation S-X, Article 11, this amount is reflected as if it were incurred as of January 1, 2021. These costs are related to recurring personnel costs. As these costs are recurring, they are not included as an adjustment in the calculation of Pro Forma Combined Adjusted Net Income.

•

How transaction costs of $17.1 million adjustment (b) in the December 31, 2021 Pro Forma Condensed Combined Statement of Operations on page 250, reconciles to the $7.7 million and $34.5 million of transaction cost adjustments in your determination of Pro Forma Combined Adjusted Net Income on pages 271 and 272 and the amounts disclosed in footnote(c) on page 259 as noted above.

The Company has revised adjustment (b) in the December 31, 2021 Pro Forma Condensed Combined Statement of Operations on page 250 of the Amended Registration Statement to be $17.2 million (see footnote b on page 265). The amount reflects total transaction costs related to the Business Combination to be incurred subsequent to June 30, 2022. Consistent with pro forma rules in Regulation S-X,

Cartesian Growth Corporation

September 27, 2022

Article 11, the $17.2 million is reflected as if it were incurred as of January 1, 2021. Combined with $17.3 million total transaction costs incurred for the year ended December 31, 2021, this results in a total adjustment of $34.5 million in the calculation of Pro Forma Combined Adjusted Net Income for the period ending December 31, 2021 (see page 273). The $7.7 million adjustment in the calculation of Pro Forma Combined Adjusted Net Income for the six months ending June 30, 2022 is an adjustment for total transaction costs related to the Business Combination incurred during the period. The actual amount of $7.719 million on page 271 is rounded to $7.8 million in the table herein.

6.

We note your response to prior comment 9, that the Class D-1 members are entitled to 49.37% of both pre-tax profits and losses of TIG Arbitrage Strategy and that as a result of the change as compensation expense you reflect a tax benefit in the Pro Forma Statement of Operations for the periods presented. Please tell us and or revise your disclosures accordingly, how you have reflected this resulting tax benefit in the Pro Forma Balance Sheet. Refer to Rule 11-02(b)(5) of Regulation S-X. Further, we note on pages 408, 409, 410, 412, F-119 and F-138 you disclose that this interest is determined based on net profit versus pre-tax profit and losses. Please revise accordingly.

The Company acknowledges the Staff’s comment and has revised the Pro Forma Combined Sheet to reflect the tax benefit arising from the change in compensation expense. As the change in compensation expense gives rise to a deferred tax asset, the amount of deferred tax liability, net recognized on the Pro Forma Balance Sheet was reduced accordingly. Please see pages 247 and 248 of the Amended Registration Statement. Further, the Company has revised the disclosures on pages 409, 410, 413, F-119 and F-138 of the Amended Registration Statement to reflect that the interest is determined based on pre-tax net profits and losses.

7.

We note adjustments (g)(h) of $1.7 million in the December 31, 2021 Pro form Statement of Operations for additional costs through Closing associated with personnel hired in critical functional areas such as finance, legal, human resources to support the requirements of operating as a publicly traded company which are directly attributable to the Business Combination and that the historical fiscal 2021 results, excluding the pro- forma adjustment, include $1.3 million of costs incurred related to these personnel. Please enhance your disclosure to clarify if these costs will be recurring.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 267 of the Amended Registration Statement to clarify that the costs associated with personnel will be recurring.

Cartesian Growth Corporation

September 27, 2022

8.

We reissue prior comment 16 with regard to footnotes (e)(ii) and (f)(ii) on pages 264 and 266, respectively. Please disclose the calculation of net income attributable to non- controlling interests in subsidiaries in the respective footnotes as based on the current explanation we are unable to recalculate. Refer to Regulation S-X, Rule 11-02(a)(8).

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 264 and 266 of the Amended Registration Statement to clarify the calculation of net income attributable to non-controlling interests in subsidiaries.

Cartesian Growth Corporation

September 27, 2022

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at (305) 579-0739.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc: Peter Yu, Chief Executive Officer